Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile (212) 818-8881	direct dial number (212) 818-8638 email address jgallant@graubard.com

October 18, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	Capitol Acquisition Corp.
Registration Statement on Form S-1
File No. 333-144534
Filed September 12, 2007

Dear Mr. Reynolds:

On behalf of Capitol Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 10, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Jay Williamson. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Please note that in addition to the revisions made to the Registration Statement in response to the Staff’s comments, the Company and underwriters have determined to increase the size of the offering from $200,000,000 to $250,000,000.

Risk Factors, page 19

1.	We have carefully reviewed your response to prior comment #21 and continue to believe that the Risk Factors should be expanded to disclose that the in no event will the company be required to net cash settle the warrants. It does not appear that the summary disclosure on page 6 adequately conveys the associated risk that a holder may be unable to redeem or exercise their warrants, which may then expire worthless. Please revise your disclosures accordingly.

Securities and Exchange Commission

October 18, 2007

We have revised the disclosure on page 24 of the Registration Statement as requested.

2.	We understand that existing shareholders and management may acquire shares in the offering or after the offering which would be voted for the initial business combination. Given the adverse impact on insiders if an acquisition is not consummated, please add an appropriate risk factor.

We have revised the disclosure on page 28 of the Registration Statement as requested.

Management’s Discussion and Analysis—Related Party Transaction, page 46

3.	Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers, directors and affiliates. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

The Company determined that trading prices of freely tradable warrants of similarly structured specified purpose acquisition companies are approximately between $0.75 and $1.38, with a mean of $1.13. The Company then discounted this value by 15% with respect to the sponsors’ warrants. Such a discount was applied to account for the lack of marketability of the restricted and unregistered sponsors’ warrants. The purchasers of the sponsors’ warrants have agreed not to transfer, assign, or sell any such warrants until after the Company consummates its initial business combination, which the Company estimated to be between 18 and 24 months. Due to the restrictions on the transferability of the sponsors’ warrants until the consummation of an initial business combination, and the uncertainty of such a transaction being consummated, the Company estimates that the fair value of the warrants on the date of purchase will be $0.96 per warrant after applying the 15% discount. The company believes the discount of 15% is de minimis due to the significant above-referenced restrictions and illiquidity of the sponsors’ warrants, coupled with the estimated size of company’s balance sheet (which will be in excess of $250 million) at the time of the purchase of the sponsors’ warrants. In addition the variance of the fair values of sponsors’ warrants in eight SPACS that have completed IPO’s in 2007 ranged from $0.75 to $1.38 per warrant. The Company determined that this broad variance in warrant valuations indicated that a 15% discount would represent an appropriate de minimis discount. The sale of the sponsors’ warrants will occur simultaneously with the consummation of this offering which has not yet occurred. As such, the actual fair value of the sponsors’ warrants will be determined by the Company at the time they are purchased. Upon consummation of this offering, the Company will perform a calculation of the fair value of the sponsors’ warrants based on the facts and circumstances at the time including the actual price of the units on the day of purchase and the actual ratio of the trading price of the Company’s stock and warrants on the day they are allowed to trade separately from the units with a de minimis discount to adjust for the illiquidity of the sponsors’ warrants. If it is determined, at the time of the IPO, that the fair value of the sponsors’ warrant exceeds $1.00 per share, the Company would record compensation expense for the excess of the fair market value of the sponsors’ warrants on the day of purchase over the purchase price of $1.00 per warrant in accordance with SFAS 123 (R) at the time of the announcement of a business combination assuming that a business combination announcement occurs.

Conversion Rights, page 53

4.	The disclosure preceding the reference to a possible “put” right discusses the scenario where a converting shareholder may decide to sell his shares in the market, rather than

Securities and Exchange Commission

October 18, 2007

convert the shares for cash. If such a sale occurs, we don’t understand why a “put” right would continue past the acquisition. Please revise.

We have revised the disclosure on page 54 of the Registration Statement as requested.

Conflicts of Interest, page 66

5.	We note your response to prior comment 31. Our comment was not intended to cover only entities against which Capitol Acquisition could not compete. We repeat the comment. As the right of first refusal agreements do not apply to entities to which pre-existing fiduciary or contractual obligations are owed, your revised disclosure should list those entities with priority over Capitol Acquisition and briefly explain the nature of the conflict. If appropriate, please revise the related risk factor.

We have revised the disclosure on page 71 of the Registration Statement as requested.

Principal Stockholders, page 68

6.	The disclosure at the end of this section refers to Mr. Ein and Capital Acquisition Management LLC as your promoters. Please reconcile with other disclosures in your filing.

The term “promoter” under the Federal securities laws is generally defined as (i) any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer or (ii) any person or entity that owns 10% or more of any class of securities of the issuer. The only individual and entity that fit this definition is Mr. Ein and Capitol Acquisition Management LLC. While the Company uses the defined term of “founders” in the Registration Statement, such term is meant to encompass a larger group of individuals – all of the holders of the Company’s common stock issued prior to the offering. We have revised the disclosure on page 3 of the Registration Statement to clarify the foregoing.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mark D. Ein